SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

UK COMPETITION COMMISSION PROVISIONAL DECISION
ON RYANAIR/AER LINGUS 6½ YEAR OLD MINORITY
STAKE IS IN BREACH OF EU LAW

THE CC CANNOT IGNORE 6½ YEARS OF EVIDENCE
WHICH DISPROVES THEIR PROVISIONAL FINDINGS

Ryanair, European's only ultra-low cost carrier (ULCC), today (30 May) criticised the UK Competition Commission's (CC's) provisional decision that Ryanair, through its 6½ year old minority (29.8%) shareholding in Aer Lingus, 'has influence' over Aer Lingus and that this 'could reduce competition'. This unfounded claim is disproven by the European Commission's recent (Feb 2013) ruling that competition between Ryanair and Aer Lingus has "intensified" since 2007.

Under EU law, the UK CC has a duty of "sincere cooperation" with the EU, and cannot contradict or reach different conclusions to the European Commission's findings. Inexplicably, today's provisional decision by the CC infringes this duty of sincere co-operation by ignoring the recent findings of the European Commission that:

         "Aer Lingus and Ryanair compete on a greater number of routes compared to the 2007 Decision" and "there is significant competitive interaction between the Parties" and "evidence collected by the Commission in the market investigation has also confirmed that the competitive relationship between Ryanair and Aer Lingus has at least persisted, if not increased, since 2007".

Should the CC maintain this untenable position in its final decision (due in July), Ryanair will appeal that decision to the UK Competition Appeals Tribunal and thereafter, if necessary, to the Court of Appeal. Until the outcome of this UK appeal, and the completion of Ryanair's appeal against the European Commission's February 2013 prohibition decision, the CC cannot impose any remedies, however unlawful, on Ryanair.

Ryanair's Michael O'Leary said:

         "This provisional decision by the UK CC is bizarre and manifestly wrong. The CC's finding that Ryanair's shareholding obstructs Aer Lingus' ability to attract other airlines was disproved by Etihad's purchase of a
           3% stake and the evidence submitted by other large EU airlines, which confirmed that Ryanair's shareholding was not a barrier to other airlines acquiring a stake in Aer Lingus.

          In February 2013 the European Commission found that competition between Ryanair and Aer Lingus has "intensified" since 2007. A decision by the Competition Commission that Ryanair's 29.8% stake in Aer Lingus may lead to a lessening of competition will clearly breach the EU Treaty duty of sincere cooperation between the EU and the UK. Ryanair therefore calls on the Competition Commission to abide by this overriding legal principle and end this bogus and baseless enquiry into a 6½ year old minority shareholding between two Irish airlines.

          While Ryanair is one of the UK's largest airlines, Aer Lingus has a tiny presence in the UK, serving just 6 routes to the Republic of Ireland, a traffic base that has declined over the past 3 years and now accounts for less than 1% of all UK air traffic. This case, involving two Irish airlines where one (Aer Lingus) accounts for less than 1% of the UK's total air traffic, is yet another enormous waste of UK taxpayer resources on a case which has little if any impact on UK consumers.

           UK taxpayer interests would be better served if the UK Competition Commission investigated (rather than ignored) BA's recent takeovers of BMI, Iberia and Vueling, instead of wasting time pursuing this Irish case, which is of no consequence to UK consumers."

           For further information
           please contact:

                                                                                                                              Robin Kiely                                            Joe Carmody
                                                                                                                              Ryanair Ltd                                            Edelman Ireland
                                                                                                                              Tel: +353-1-8121212                          Tel: +353-1-6789333
                                                                                                                               press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 May, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary